SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 or 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2007	Commission File Number:	033-80178

TEMBEC INDUSTRIES INC.
(Exact name of the registrant as specified in its charter)

QUEBEC, CANADA
(Jurisdiction of Incorporation or Organization)

800 René-Lévesque Boulevard West, Suite 1050
Montréal, Québec H3B 1X9
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 15, 2007

TEMBEC INDUSTRIES INC.
(signed) Antonio Fratianni Antonio Fratianni Vice President, General Counsel and Secretary

List of Exhibits

Exhibit	Description

99.1	Interim Management’s Discussion and Analysis for the quarter ended March 31, 2007

99.2	Interim financial statements for the quarter ended March 31, 2007

99.3	Interim CEO/CFO Certifications